Exhibit 99.50

November 25, 2025	News Release
OceanaGold Extends High-Grade Mineralization at Wharekirauponga and Receives Draft Decision and Conditions to Approve the Waihi North Project
(VANCOUVER, BC) OceanaGold Corporation (TSX: OGC) (OTCQX: OCANF) ("OceanaGold" or the "Company") announces results from ten drill holes from the ongoing exploration and resource conversion program at Wharekirauponga, located approximately 10 kilometres (“km”) to the north of the Company’s Waihi operation in New Zealand.
OceanaGold is also pleased to announce that on November 25, 2025, the Expert Panel appointed by the New Zealand government to consider permitting of the Waihi North Project (“WNP”) under the Fast-track Approvals Act has released a draft decision and conditions indicating a provisional intention to approve the project. The draft decision and conditions remain subject to a further comment period, with a final decision expected by year-end 2025.
Wharekirauponga Drilling Highlights (estimated true width):
•13.9 m @ 25.8 g/t Au from 466.8 m, EG vein (WKP137A)
•7.4 m @ 5.3 g/t Au from 396.0 m, EG HWS vein (WKP137A)
•1.8 m @ 108.1 g/t Au from 514.7 m, EG vein (WKP124J)
•2.5 m @ 17.0 g/t Au from 530.3 m, EG FW vein (WKP124J)
•3.2 m @ 19.7 g/t Au from 532.6 m, EG vein (WKP124K)
•1.5 m @ 28.8 g/t Au from 474.4 m, EG HW vein (WKP124K)
•5.6 m @ 6.9 g/t Au from 534.2 m, EG vein (WKP124L)
Gerard Bond, President and CEO of OceanaGold, said “We are excited about today’s drill results from Wharekirauponga that extend the high-grade mineralization at the southern boundary of the resource, as demonstrated by the fantastic high-grade intercepts received by drill hole WKP137A. With more follow-up drilling planned, I am very pleased with the value and return on investment that we continue to achieve through exploration, as this deposit continues to grow.
We are also encouraged by the Expert Panel’s release of a draft decision and conditions indicating the provisional intention to grant approvals for the Waihi North Project through the Fast-track Approvals Act. We look forward to continuing our engagement with participants in the approvals process and progressing through this next stage of the application to move towards the receipt of a final decision by the end of the year. We intend to safely and responsibly develop the Waihi North Project which extends the mine life of

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the Waihi operation well into the future, while generating strong returns for our shareholders and bringing wider economic benefits for the local communities and for New Zealand.”
Drill results can be viewed in 3D using VRIFY at the following link:
https://vrify.com/meetings/recordings/1ec83dd5-7af1-41de-b60b-4cedf4d94ffc
VRIFY note: Drill results reflect only those set forth in OceanaGold’s press release dated November 25, 2025, and do not include all historical results except those relevant to the current Wharekirauponga exploration target.
Wharekirauponga Drill Results Overview
East Graben (“EG”) Vein
Since the June 25, 2025 news release, a total of ten drill holes have been completed and results returned from the EG, hanging wall (“HW”) and footwall (“FW”) veins, collectively referred to as the “EG vein zone” (Figure 1). Drilling results have further extended the known limits of the mineralized EG vein 135 m to the south (definition) and improved confidence in the potential for resource (conversion). These results continue to demonstrate the significant potential to expand the mineral resource associated with the EG vein zone.
Drilling from drill site 9 included the high-grade EG vein intercept from WKP137A (13.9 m @ 25.8 g/t Au), extending the high-grade mineralization at the southern end of the resource. This result is supported by previous intercepts WKP135 (6.3 m @ 8.7 g/t Au, released March 2025), WKP137 (4.0 m @ 43.8 g/t Au, released June 2025) and WKP134A (7.7 m @ 11.4 g/t Au, released November 2024) defining a new high-grade zone on the southern boundary of the existing resource, which remains open to the south with significant growth potential.
To further test this, step out hole WKP140A at the southern-most trace of drilling returned an intercept of 2.6 m @ 0.6 g/t, confirming the continuation of the EG vein 135 m to the south of previously reported hole WKP139 (2.9 m @ 0.5 g/t Au, released June 2025). The continuity of veining demonstrated by WKP140A supports growth of the total known strike length from 1.4 km to 1.5 km and this remains open to the north and south.
Drill site 1 results include WKP143, completed down dip on the EG vein, returning 2.3 m @ 4.6 g/t Au, similar to neighbouring holes, extending mineralization.
At drill site 8, five new directional holes have been completed from the WKP124 parent hole, which have infilled and tested the extents of the mineralization on the EG vein structure. Conversion drilling highlights include the high-grade intersection received in hole WKP124J with 1.8 m @ 108.1 g/t Au (EG vein). Drill

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hole intersections across the EG vein in holes WKP124K (3.2 m @ 19.7 g/t Au) and WKP124L (5.6 m @ 6.9 g/t Au) met expectations and increased resource confidence. Drill holes WKP124H (NSR) and WKP124I (NSR) defined the upper limit of the EG vein at this location (Figure 2).
Hanging Wall and Footwall Veins
Notably, the HW and FW vein structures that lie immediately to the east and west respectively of the EG vein zone also yielded strong results. Drill hole WKP137A returned an intercept of 7.4 m @ 5.3 g/t Au on the EG hanging wall splay (“HWS”), which extends the known mineralization on this structure, parallel to extensions on the EG vein, with other previously reported surrounding intercepts including WKP135 (1.7 m @ 24.6 g/t Au, released March 2025), WKP134A (2.3 m @ 16.0 g/t Au, released March 2025) and WKP137 (5.9 m @ 14.7 g/t Au, released June 2025) (Figure 3).
High-grade Au was intersected across several other EG HW and FW structures including 2.5 m @ 17.0 g/t Au and 2.4 m @ 10.4 g/t Au from separate FW veins in drill hole WKP124J and 1.5 m @ 28.8 g/t Au from a HW vein in WKP124K, continuing to demonstrate the potential for additional resource growth at Wharekirauponga outside of the main EG vein structure.

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Figure 1: Wharekirauponga plan view of geology and drill traces highlighting the EG vein zone, T-Stream vein, and Western veins, and drill platform locations

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Figure 2: Long section of the EG vein with geology and drill intercepts (blue font = new holes)
Figure 3: Long section of the EG HWS vein with geology and drill intercepts (blue font = new holes)
Wharekirauponga Exploration Program
Exploration for the remainder of the 2025 program will continue to target resource growth on the EG vein zone from drill sites 8 and 9. In October, the Company received permits for two additional exploration drill sites. The Fast-track application includes a further increase in the number of exploration drill sites, expanding the program by 8 new sites (inclusive of two new sites added in October), as well as doubling the drilling effort, with up to 6 rigs operating at any one time, from the currently permitted 3 rigs. The doubling of the exploration drill sites and drill rigs will further accelerate both definition and conversion drilling at Wharekirauponga in 2026 and beyond.

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Table 1: Wharekirauponga drill intersections subsequent to the June 25, 2025, results update

Drill Hole ID	From (m)	To (m)	True width (m)	Au (g/t)	Ag (g/t)	Vein	Activity
WKP124H	520.5	521.0	0.4	NSR		EG Vein	Definition
WKP124I	520.2	520.5	0.2	NSR		EG Vein	Conversion
WKP124J	514.7	516.9	1.8	108.1	71.9	EG Vein	Conversion
WKP124J	530.3	533.7	2.5	17.0	16.1	EG FW Vein	Conversion
WKP124J	577.1	580.2	2.4	10.4	18.4	EG FW Vein	Conversion
WKP124K	474.4	476.4	1.5	28.8	30.7	EG HW Vein	Conversion
WKP124K	532.6	537.1	3.2	19.7	11.8	EG Vein	Conversion
WKP124K	585.4	586.5	0.8	16.3	9.3	EG FW Vein	Conversion
WKP124L	534.2	542.9	5.6	6.9	5.3	EG Vein	Conversion
WKP124L	626.5	628.9	1.4	8.3	12.1	EG FW Vein	Conversion
WKP137A	396.0	404.2	7.4	5.3	5.7	EG HWS Vein	Definition
WKP137A	417.6	420.7	2.8	7.0	6.1	EG HW Vein	Definition
WKP137A	427.9	433.3	4.7	2.3	1.9	EG HW Vein	Definition
WKP137A	439.3	440.1	0.6	33.4	20.8	EG HW Vein	Definition
WKP137A	466.8	481.2	13.9	25.8	18.9	EG Vein	Definition
WKP140	Hole abandoned prior to reaching EG vein target
WKP140A	543.8	547.0	2.6	0.6	3.3	EG Vein	Growth
WKP141	220.5	222.4	1.5	10.2	35.3	EG HW Vein	Definition
WKP141	248.5	248.9	0.3	48.9	31.5	EG HW Vein	Definition
WKP141	376.3	378.0	1.6	1.7	14.9	EG Vein	Definition
WKP141	472.0	476.8	4.2	4.4	24.4	EG FW Vein	Definition
WKP142	398.3	401.0	2.4	1.5	14.2	EG Vein	Definition
WKP143	467.8	470.5	2.3	4.6	11.5	EG Vein	Definition
Notes:
“Growth” intercepts are associated with early-stage exploration drilling, “Definition” drilling intercepts are intercepts outside the current resource model shell directed at defining mineralization to an Inferred Resource category and “Conversion” drilling are intercepts converting Inferred Resources to Indicated Resources category. NSR = No Significant Result.
Waihi North Project Fast-track Approval and Early Works Activities Update
OceanaGold is encouraged by the Expert Panel’s release of a draft decision and conditions indicating a provisional intention to grant approvals for the WNP through the Fast-track Approvals Act. It is important to note that at this stage, a final decision has not yet been reached.
The Expert Panel will now invite comment on the proposed conditions of consent from relevant parties. The Company will then have a chance to review and respond to these comments.
The Expert Panel’s final decision on the application is expected in mid-December 2025.

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The Company also continues to advance early works, design and project activities at WNP, including construction of the services trench and expansion of the water treatment plant, and expects to spend $45 million in capital in 2025 on these activities. The construction of the 5 km services trench that will convey power, water and communications from the existing Waihi operations to the Willows surface facilities area commenced in the third quarter of 2025. Civil works and fabrication have also commenced at the expanded water treatment plant site and are progressing well, with both deliverables planned for completion by the second quarter of 2026.
Figures 4-5: Services trench construction – October 2025
Figure 6: Water treatment plant expansion – October 2025
For further information relating to drill hole data please refer to the Company’s website at https://investors.oceanagold.com/additional-drillhole-data.

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About OceanaGold
OceanaGold is a growing intermediate gold and copper producer committed to safely and responsibly maximizing the generation of Free Cash Flow from our operations and delivering strong returns for our shareholders. We have a portfolio of four operating mines: the wholly-owned Haile Gold Mine in the United States of America; the wholly-owned Macraes and Waihi operations in New Zealand; and the 80%-owned Didipio Mine in the Philippines.
For further information please contact:
Investor Relations:
Haley Mayers, VP, Investor Relations
Tel: +1 604-678-4097
ir@oceanagold.com
Valerie Burns, Manager, Investor Relations
Tel: +1 604-235-0742
ir@oceanagold.com
Media Relations:
Louise Burgess, VP, Communications
Tel: +1 604-403-2019
media@oceanagold.com
Qualified Person Statement
The scientific and technical information relating to Waihi exploration results in this press release has been reviewed and approved by Mr. Leroy Crawford-Flett, a Chartered Professional Member of the Australasian Institute of Mining and Metallurgy, a qualified person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators (“NI 43-101”). Mr. Crawford-Flett is the Exploration & Geology Manager of Waihi Operation.
Quality Assurance and Quality Control (“QA/QC”)
All exploration samples are assayed for gold by 30g fire assay with AAS finish. Since mid-2022, drill core sample intervals where visible electrum is logged are followed up by a subsequent screen fire assay after the routine 30g fire assay. Core samples were prepared and analyzed at SGS Waihi NZ Ltd (Au by 30g fire assay and Ag by aqua regia digest and 0.3gm AAS finish. Samples post April 2024 with Ag, As, Sb. Hg and S by ICP-MS after DIG12R Digest). Selected pulps are periodically sent to ALS in Brisbane for a 4- acid digestion and 42 or 48 element ICP geochemical analysis.

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Quality of exploration assay results has been monitored in the following areas:
•Sample preparation at the SGS Waihi and Westport labs through sieving of jaw crush and pulp products;
•Monitoring of assay precision through routine generation of duplicate samples from a second split of the jaw crush and calculation of the fundamental error; and
•Monitoring of accuracy of the primary SGS assay and ALS results through insertion Certified Reference Materials ("CRMs") and blanks into sample batches.
Blank, duplicate and CRM results are reviewed prior to uploading results in the AcQuire database and again on a weekly basis. The protocol at Waihi requires CRMs to be reported to within 2 standard deviations of the certified value. The criterion for preparation duplicates is that they have a relative difference (R-R1/mean RR1) of no greater than 10%. Blanks should not exceed more than 4 times the lower detection value of the assay method. Failure in any of these thresholds triggers an investigation and, if appropriate, re-assay. Drill core is stored within secure facilities on site to which access is controlled. Site employees transport samples to the analytical laboratory which is also a secured facility. The SGS Waihi NZ Ltd laboratory is an independent commercial geochemistry and energy assay laboratory with ISO 17025: 2017 accreditation, audited by an external consultant in 2020, and is inspected on a quarterly basis by OceanaGold geologists. No sampling risks have been recorded during these visits.
Technical Report
For further information, please refer to the following NI 43-101 technical report available on the SEDAR+ website at www.sedarplus.com under the Company’s profile or on the Company’s website at www.oceanagold.com: "NI 43-101 Technical Report - Waihi District Study Pre-feasibility Study, New Zealand" dated December 11, 2024, with an effective date of June 30, 2024, prepared by D. Townsend, L Crawford-Flett, K. Hollis, E Leslie, and T. Maton.
Cautionary Statement for Public Release
This press release contains certain "forward-looking statements" and "forward-looking information" (collectively, "forward-looking statements") within the meaning of applicable Canadian securities laws which may include, but is not limited to, statements with respect to costs and timing of future exploration and drilling programs and the timing and receipt of Fast-track approval. Forward-looking statements and information relate to future performance and reflect the Company’s expectations regarding the generation of Free Cash Flow, execution of business strategy, future growth, future production, estimated costs, results of operations, business prospects and opportunities of OceanaGold and its related subsidiaries. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or

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future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those expressed in the forward-looking. They include, among others, those risk factors identified in the Company’s most recent Annual Information Form prepared and filed with securities regulators which is available on SEDAR+ at www.sedarplus.com under the Company’s name and on the Company’s website. There are no assurances the Company can fulfil forward-looking statements. Such forward-looking statements are only predictions based on current information available to management as of the date that such predictions are made; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company's control. Although the Company believes that any forward-looking statements contained in this press release is based on reasonable assumptions, readers cannot be assured that actual outcomes or results will be consistent with such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements and information, whether as a result of new information, events or otherwise, except as required by applicable securities laws.

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